January 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Athene Holding Ltd.

Request for Withdrawal of Registration Statements on Form S-3 (File Nos. 333-237242, 333-251884, and 333-256274)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Athene Holding Ltd., an exempted company organized under the laws of Bermuda, (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereto, of the Company’s registration statements on Form S-3 (File Nos. 333-237242, 333-251884, and 333-256274 ), together with all exhibits thereto (the “Prior Registration Statements”).

The Company is requesting such withdrawal as a result of the previously disclosed entry of a certain definitive merger agreement. The Company hereby requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

Please provide a copy of the order granting the withdrawal of the Prior Registration Statements to the undersigned via email to Ira Rosenblatt at irosenblatt@athene.com, with a copy to Robert Ryan of Sidley Austin LLP, the Company’s outside counsel, via email at rryan@sidley.com.

Sincerely,

Athene Holding Ltd.

By:	/s/ Martin P. Klein
Name: Martin P. Klein
Title: Chief Financial Officer